October 14, 2016

Via E-mail and EDGAR:
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Discovery Communications, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 18, 2016
File No. 1-34177

Dear Mr. Spirgel:
Set forth below is Discovery Communications, Inc.'s (the “Company”, "we" or "our") response to the Securities and Exchange Commission Staff's (“SEC” or the “Staff”) comment given by letter, dated October 3, 2016 (the “Comment Letter”), regarding our Annual Report on Form 10-K for the year ended December 31, 2015, filed on February 18, 2016 ("Form 10-K"). For ease of reference, we have repeated the Staff's comment preceding our response.
Form 10-K for the Fiscal Year Ended December 31, 2015
Note 21. Reportable Segments, page 112
1.Comment:
We note your response to comment 1. Please tell us if Mr. Zaslav, in his capacity as the CODM or the segment manager, reviews any measure of profitability of the three groups within the U.S. Networks operating segment or at the U.S. brand network level and if so, tell us the measure of profitability. Also, please explain to us your consideration of whether the three U.S. Networks group presidents are segment managers.
Response: In his capacity as the CODM or U.S. Networks operating segment manager, Mr. Zaslav does not review any measure of profitability, such as operating income, net income or adjusted operating income before depreciation and amortization, of the three groups within the U.S Networks operating segment or at the U.S. brand network level. He reviews daily ratings information by network and by show for all of the U.S. networks. This information enables him to assess the results of content and marketing investments, because viewership is critical to financial performance. He reviews monthly reporting for planned content spend, marketing spend and forecasted viewership for each of the Company's domestic networks. He utilizes this information to allocate resources among the portfolio of networks to maximize the return on content investment and financial performance. He reviews revenue by network brand for the U.S. Networks.
As described in ASC 280, a segment manager discusses operating activities, financial results, forecasts or plans for the segment. The three U.S. Networks group presidents are responsible for driving ratings and developing network brands. They produce shows and schedule those shows for airing in a manner that garners high ratings. They are responsible for designing marketing strategies that resonate with television viewers. These activities are critical to the success of the Company's business, but do not cover the full scope of responsibilities of a segment manager, as defined in ASC 280.
For example, revenue strategy is an important component of a segment manager's responsibilities. Revenues derived from our U.S. Networks reportable segments are comprised primarily of distribution and advertising revenue. Mr. Zaslav is supported by a Chief Development, Distribution & Legal Officer, who is responsible for distribution sales, and a Chief Commercial Officer, who is responsible for advertising sales. These leaders manage customer relationships and make trade-offs for pricing of revenues across the three network groups. Affiliate agreements also cover for the portfolio of U.S. Networks and are are not specific to a network. The U.S. Networks Group Presidents do not have responsibility for revenue management.
Mr. Zaslav works with the separate U.S. Network group presidents to allocate resources within the three network groups and across the three network groups. He makes the ultimate decisions regarding how investments in content and marketing spend will be allocated among the portfolio of U.S. networks to maximize total return on those investments. His work with the leaders of the revenue process enable him to perform the full scope of responsibilities of a segment manager for a line of business, the U.S. Networks.

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Should you have any questions regarding this matter, please contact me at (240) 662-2425 or Kurt_Wehner@discovery.com.
/s/ KURT T. WEHNER
Kurt T. Wehner
Executive Vice President and Chief Accounting Officer, Discovery Communications, Inc.

cc: David M. Zaslav, President and Chief Executive Officer, Discovery Communications, Inc.;
Andrew Warren, Chief Financial Officer, Discovery Communications, Inc.;
Bruce Campbell, Chief Development and Digital Media Officer and General Counsel, Discovery Communications, Inc.;
Stephanie Marks, Senior Vice President, Securities Law and Corporate Secretary, Discovery Communications, Inc.;
Kristine Deringer, Senior Vice President Technical Accounting and External Reporting, Discovery Communications, Inc.;
Robert S. Littlepage, Accounting Branch Chief, Securities and Exchange Commission;
Joseph Cascarano, Senior Staff Accountant, Securities and Exchange Commission;
William Mastrianna, Staff Attorney, Securities and Exchange Commission;
Rudy Licciardi, Partner, PricewaterhouseCoopers LLP

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